GOFISH CAM, INC.

4600 Commanders Point Drive

Austin, TX 78734

(832) 709-8377

www.gofishcam.com



In this report, the term "we," "us," "our" or "the Company" refers to GoFish Cam, Inc.

The Company, having offered and sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2016. A copy of this report may be found on the company's website at www.GoFishCam.com/investor.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

GoFish Cam, Inc. is a C Corporation incorporated in the State of Delaware. We were first organized as GoFish Cam, LLC on November 2, 2015 and converted to GoFish Cam, Inc. on January 21, 2016.

GoFish Cam was founded by two brothers, Ryan and Brandon Austin who had a vision to enhance the thrill of fishing by giving anglers the opportunity to see what is happening underwater. They've spent their entire lives fishing. Ryan and Brandon grew up fishing on the lakes in Ontario, Canada and deep sea fishing with their family from Costa Rica. In the summer of 2014, Ryan was on a fishing trip in Trinidad. He was on the back of a boat with some locals when all of a sudden one of the locals had a MASSIVE fish on the line! He battled it for what seemed like forever, until suddenly, the fish just got off. Everyone on the boat had so many questions: what kind of fish was it, how big was it, what should they do, should they go back? Ryan called Brandon to tell him the story, as he knew he'd appreciate the fishing tale. Within months, GoFish Cam was born.

To further bring this vision to life, we have participated in the Telluride Venture Accelerator and DMZ entrepreneurship program at Ryerson University in Toronto, Canada.

Our operations are currently based out of Austin, Texas.

Principal Products

GoFish Cam is on a mission to make the underwater experience easily accessible to every angler. The GoFish Cam is an underwater camera uniquely designed to sit on your fishing line without affecting your line, lure, or bait. It works with a custom made mobile application via Wi-Fi that not only allows users to easily review, edit, and share their own footage, but also leverage and learn from everyone else's experience. The GoFish Cam is an enhanced camera that has been uniquely designed for fishing. Specifically, the camera records in 1080p HD, has night vision, can go 150 meters underwater and has been designed with a stabilized fin to prevent the camera from spinning or shaking or affecting the fishing line. Additionally, the camera was designed to have neutral buoyancy so that the camera will not float or sink an angler's line, which could affect how lure or bait is supposed to present itself.

The GoFish Cam works with a custom mobile application. The mobile app lets anglers easily review, edit, and share their camera footage. Furthermore, GoFish Cam developed a platform that enables users to log and recall data to learn more about and leverage their own and each other's fishing experiences. Moving forward, their goal is to release multiple accessory packs that will be compatible with all camera models. After the release of these accessories, their plan is to launch GoFish Cam 2.0, a more enhanced and innovative fishing camera that will collect and share more data about the fishing experience to users while also enhancing the mobile platform to enable more possibilities for anglers.

The current product line consists of one camera: The GoFish Cam (retail price $189.99), which has the following key benefits:

- Small size
- Tough armor casing
- Strong leader lines
- Stabilized waterproof intuitive design
- Neutral buoyancy
- Night vision
- 150 meter depth
- Mobile integration via WiFi
- Li-ion battery lasts 4 hours
- Mobile integration for easy sharing
- Micro SD card storage

Much of the fishing experience takes place underwater. GoFish Cam, however, can help reveal:

- How a fish reacts to bait or lure
- What species are on the fish finder
- Where fish are hiding in the structures below
- Whether there are even fish below
- What's that big one that got away

Anglers can easily review their footage to help justify their decisions, cut out guessing time and be more effective while fishing. GoFish Cam aims to give anglers the chance to learn from their experiences by supplying data from which they can learn more about what happened and why. Furthermore, their mobile platform allows anglers to leverage others' experiences to plan their next outing.

Users can leverage each other's experiences because the app shares data like the type of lure that was used, the time of day, water, weather, temperature conditions, or the type of fish that was caught, and more.

Our camera and app work together as a system, an advanced platform that's creating limitless abilities through both video and data to enhance the entire experience of a sport that so many people love. In doing that, we leverage all of our users to create the content and collect big data sets, that we have rights to via our platform and are able to market, monetize, and license.

When we first began marketing the product for online pre-sales through Kickstarter, we believed that we would be able to begin production of our cameras in early 2016. That belief was based on an incorrect assumption regarding manufacturing readiness. Since then, we have engaged a manufacturing partner that has joined GoFish Cam as an investor. We are now in the process of finalizing molds and tooling as we prepare to manufacture our product.

Market

GoFish Cam targets anglers in the sport and recreational fishing industry that generates more than $125B in economic output in North America. We plan to serve an available market of $1.91B worldwide and $1.14B in North America. We reach these figures based on research of the American Sportfishing Association, License Statistics, and Southwick Associates as follows:

- 40 million licensed anglers in the USA, which generated more than $45 billion in retail sales per year

- 74.5 million licensed anglers worldwide, estimated to generate just over $80B in retail sales per year

- Fishing technology market has increased from 1.9% of the total retail sales to licensed anglers in 2011 to 5.1% in 2012 and estimated to a near 20% last year

We further define our customers into segments through customer discovery to identify a primary "first adopter" in the market. We believe these first adopters are:

- Male anglers between the ages of 25-55 years old

- Household income of over $75,000

- Fish at least once per week

Based on these demographics we believe our initial target market is sized at $154 million globally and $91.9million in North America. This strategy allows us to target a more defined user, providing us an opportunity to foster a quick network effect to grow into the larger underwater camera segment.

To date, we have had pre-sale revenue of just over $200,000. We've achieved this through pre-sales of the GoFish Cam. We have pre-sold over 1300 units to over 65 countries to date.

Business Model

The business model of GoFish Cam is initially built on the sales of the cameras for which gross margins are approximately 60% and which GoFish Cam believes have the potential to increase to over 70% gross margins at scale. We intend to first sell online to build an initial user base as well as to develop our brand. We then intend to engage with multiple online marketplaces and re-sellers and plan to scale into retail/distribution to further grow once they have developed their brand and established a user base. Our long-term goal (after developing a significant enough user base) is to shift our business model from being built on camera sales to monetizing on data, content, and the mobile app.

GoFish Cam has six pending patents that focus on its unique designs and technologies. The portfolio is comprised of a couple design patents and a number of utility patents.

Marketing/Business Development

GoFish Cam is a Kickstarter-backed hardware and mobile technology company that has developed an underwater camera that sits on an angler's fishing line. The camera works with a mobile application that lets its users review, edit and share their footage.

We will initially focus on the consumer market by selling our hardware product on a direct to consumer basis online with our website and other online re-sellers. As we grow in size, we intend to enter into retailers and engage a distribution model. We have already secured letters of intent from distributors, re-sellers, and wholesalers. When we have successfully sold the initial version of our product and built a user base, we intend to create accessory SKUs and other versions of the product to enhance data collection and for other types of fishing.

When we have expanded our user base, we will also have access to a database of fishing videos and data from our users. We will be able to package these videos and data points to license and sell them to government and environmental organizations, as well as other fishing companies for marketing. We will then also be able to monetize our mobile app by having other companies sponsor collections and reach out campaigns. Additionally, we plan to partner with a media company to individually license its content.

Before then, we will continue operating under our initial strategy of selling online at $189.99 generating buzz around the brand and building our initial user base. By 2018, we intend to add bigger online re-sellers that we engage through a drop-ship relationship. After that, we will scale distribution in North America and enter into the stores of the Big-Boxes. Finally, when the brand has scaled its North American positioning and has its built network effect, we intend to expand and capture a larger percentage of the global market.

Competition

In the current marketplace, our only direct competitors are WaterWolf, Strike-Cam and Spydro (not yet launched). Indirect competitors include camera companies like GoPro, and other fishing technology like radars, fish-finders, mobile apps and GPS/sonar systems.

We believe our product is distinct from that of our direct competitors. When comparing to its direct competitors, GoFish Cam is the only product that has multiple sets of HD filming (1080pHD @ 60FPS, 30FPS, and 720pHD @60FPS), has a neutral buoyancy so it won't affect your line, has a depth rating of 150 meters, has a 4 hour battery life and has a mobile application and built in community.

The mobile app is a key differentiator because our platform allows us to provide our users with more value than just a camera, we provide data to our users so they can learn more about their own experience and leverage each other's experiences to have a more effective fishing experience.

Employees

In addition to our full-time CEO and CTO, we have two contracted mobile developers, a full stack contracted hardware design and development team of three members, as well as a part time contracted web developer.

Intellectual Property

While we do not claim to rely on our intellectual property, we have sought out patent and trademark protection for the unique features of the GoFish Cam and our branding.

Patent Name	Application Filed	Application Number
Method and Apparatus for Auto Image & Video Orientation Level Used in a Camera System	July 20, 2016	62365277
Method and Apparatus for Blue-Tooth & Wi-Fi Integration for a Camera System	July 21, 2016	62365254
Method and Apparatus for Waterproof Camera Housing Used for Fishing	July 21, 2016	62365269
Method and Apparatus for Underwater, Smart, Fishing Camera System	July 21, 2016	62365237
Underwater Fishing Camera System	July 21, 2016	29571796
Method and Apparatus for Underwater Fishing Camera	May 11, 2016	15150357

Trademark	Application Filed	Serial Number
GOFISH CAM	December 29, 2014	86491131

Legal Proceedings

The Company is not currently involved in any legal proceedings.

PEOPLE BEHIND THE COMPANY

The below table identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Brandon Austin	President & CEO	24	January 2016	Yes
Kieran Howlett	CTO	43	January 2016	Yes
Directors:				
Brandon Austin	Director	24	January 2016	Yes

Brandon Austin, CEO

Prior to co-founding GoFish Cam, Brandon Austin worked at Assent Compliance, a SAAS startup that focuses on streamlining companies' compliance programs. Brandon helped generate new business initiatives and sales leads, and trained new teams while with Assent Compliance. He also managed several accounts. Brandon is a graduate from Carleton University. It was at Carleton University where he began his entrepreneurial efforts, overseeing and building promotional teams for successful student events.

Ryan Austin, Co-Founder & Advisor

In addition to co-founding GoFish Cam, Ryan Austin is the founder of GetSynapse. Prior to the two, Ryan Austin served as Senior Vice President for World Trade Group, an organization that offers live events, online products and training courses. Ryan has founded several other start-ups from a young age. After spending two years at York University and one year at The University of Western Ontario, Ryan left University to pursue his dreams. Ryan graduated from The Next Founders program which provided 50-65 hours of masters-level education taught by award winning faculty from schools including Harvard Business School, MIT and Ivey. Ryan also participated and graduated from SURGE Venture's 4th cohort and Edge Ed Tech's most recent cohort.

Kieran Howlett, CTO

Kieran Howlett is an experienced professional with an MBA from The University of Houston and a BS in Industrial Distribution from Texas A&M University. Kieran spent over 10 years at Baker Hughes in roles from manufacturing engineering to supply chain management. For the last 6 years he has been developing mobile applications combined with the use of complex backends and web services in many categories and applications. As a technical professional he has over 15 years of experience with a variety of business application software, mobile development and web development. Kieran has been managing technical projects for years, first getting his PMP certification (Project Management Professional) in 2007. He has published many mobile apps in a variety of categories with small teams and leading large teams. He has developed technical skills in CAD/CAM, ERP systems (SAP), cloud management (Amazon), database management (Mysql, Mongo), server management(Linux), web and backend technologies (Node,Php, Ruby), mobile development(Objective C, Swift, Java).

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. We are still subject to all the same risks in which all companies in our business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We rely on a small management team. We depend on the skills and experience of our officers, Brandon Austin and Kieran Howlett. Brandon Austin is also the sole Director of the Company. Each officer brings a different skill set to the Company. If we are not able to call upon one of these officers for any reason, our operations and development could be harmed.

We will need to hire additional employees. We will need additional marketing and business development personnel to continue to grow. Hiring additional employees will increase the Company's costs that may not be offset by increased revenues. Additionally, there is no guarantee that we will be able to find the right talent to meets our needs.

We have not yet established an extensive operating history. We first organized as a company in 2015. Since then, we have engaged in donation-rewards crowdfunding campaigns on Kickstarter and Indiegogo and worked to enlarge our customer base, engage new partners and refine our product. There is no guarantee that we will be able to maintain and grow our customer base and partnerships. Should the Company not be able to grow, its financial results and operations may be negatively impacted.

Our financial statements contain a going concern opinion. As identified in our financial statements, the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations or obtain additional capital financing from investors.

We face competition from larger companies with greater access to resources. We are a new entrant into the smart camera market. We decided to focus on a segment of that market that has so far only attracted limited interest. However should any larger, more established companies decide to enter this market segment, we may not be able to effectively compete.

Our software could be a target for hacking or information theft. Our product includes a smartphone app that allows users to create accounts and link to the camera. If we do not continue to monitor security threats to this app, or take measures to mitigate those threats, we could experience material financial losses, reputational damage and legal expense.

There is no current market for any of our securities. There is no formal marketplace for the resale of securities sold under Regulation CF and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

We will need to raise additional funds in the future. We are still in development stage and will require additional capital contributions in the future to sustain and grow our operations. When we do seek additional capital contributions, there is no guarantee that such funding will be available. We will be continuing to raise more funds from accredited investors and we will endeavor to raise those funds on similar terms as what was offered in our Regulation CF offering (i.e., $3M valuation cap, 20% discount rate, 6% interest rate). However, we may not be able to raise additional capital contributions on terms that may be favorable to us which may result in your investment being worth less than that of future investors. Any failure by us to raise additional funds on terms favorable to us, or at all, could result in our inability to pay our expenses as they come due, limit our ability to expand our business operations and harm our overall business prospects.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power
Brandon Austin	1,809,869 shares of Common Stock	32.75%
Ryan Austin	1,809,869 shares of Common Stock	32.75%

DESCRIPTION OF SECURITIES OF THE COMPANY

General

The Company has previously issued 5,526,316 shares of Common Stock and convertible promissory notes in the principal amount of $232,500 as of December 31, 2016. The convertible promissory notes may convert into the equity of the company upon a "Qualified Financing", which is defined as a bona fide sale of securities resulting in the Company receiving at least $2 million.

The following descriptions summarize important terms of the issued securities of GoFish Cam, Inc.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the Company bear an interest rate of 6% and have a maturity date of May 1, 2018.

Conversion terms

Should the Company engage in a Qualified Equity Financing, which is a securities offering with its primary purpose of raising capital where the aggregate gross proceeds to the Company equal or exceed $2,000,000, the convertible promissory notes will convert into the equity of the Company. The conversion formula will be based on either a 25% or 20% discount, depending upon when acquired by the investor, to the per share price of the Qualified Equity Financing or a valuation cap of $3,000,000.

Crowd Notes

Interest Rate and Maturity

The issued Crowd Notes of the Company bear an interest rate of 6% and do not have a maturity date. Holders of Crowd Notes will receive interest until the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a preferred stock financing where the aggregate gross proceeds to the Company equal or exceeds $1,000,000).

Conversion and payment terms

If a "corporate transaction" occurs prior to a "qualified equity financing," holders of Crowd Notes would receive the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under a $3 million valuation cap. Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs, at a discount of 20% to the price in the qualified equity financing, subject to a $3 million valuation cap. However, "major investors', those who invested greater than or equal to $20,000, will have their Crowd Note convert at a qualified equity financing.

FINANCIAL STATEMENTS

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and have been reviewed by Artesian CPA, LLC.

FINANCIAL CONDITION

GoFish Cam, Inc. began operations in November 2015. We have not yet begun our core business and have not begun delivery of our core product.

Results of Operations

For the year ended December 31, 2016, we did not record any revenues and had $246,143 of operating expenses which consisted of $130,300 research & development, $70,132 for compensation & benefits, $31,678 for general & administrative and $14,033 for sales & marketing. In addition, we had other expenses of $10,042, which consisted of interest expense. Therefore, our total net loss for the year was $256,185.

To date, we have relied on outside financing and pre-sales of our product. The Company received an investment of $30,000 from the Telluride Venture Accelerator and a $60,000 grant from the Ontario Centres of Excellence SmartSeed Fund. We have also pre-sold our products through Kickstarter and Indiegogo, raising $101,041 and $18,186 respectively. We have also pre-sold our products through our website www.GoFishCam.com, raising $68,429 which was considered deferred revenue up until February 2017. As of April 30, 2017, there are $19,052 of funds that have yet to be charged to the customers. These funds will be recognized as revenue when we ship products to the pre-order customers.

Our first sales resulted in the recognition of revenue in February 2017. Some of that revenue will be recognition of pre-sales that were previously considered deferred revenue. Most of our sales in the first quarter of 2017 have come from direct to consumer pre-sales through our own website. As the year goes on, we anticipate bringing on small distribution and online-reseller partners who we anticipate would account for approximately 20% of our total 2017 sales. We believe that by 2019, we will have fully-established the market interest in our product and will bring on large distribution partners.

We currently anticipate beginning to acquire inventory of our product beginning in late May, early June of 2017. We have a current order for 5,000 units with our manufacturing partner. The acquisition of this inventory is expected to be partially financed by our manufacturing partner.

Liquidity and Capital Resources

As of December 31, 2016, the Company had cash on hand of approximately $30,535. As of April 30, 2017, the company has cash on hand of $126,000 and we have a burn rate of $10,000-$15,000 a month. We anticipate that with our cash on hand, and the proceeds from Crowd Notes, we will have enough cash for the next five to eight months. The increase in cash on hand was driven by pre-orders of our product and issuance of convertible notes. As of December 31, 2016, the Company has issued approximately $232,500 in convertible promissory notes in 2016.

As of April 30, 2016, the company sold approximately $100,000 in principal of its Crowd Notes under Regulation CF. The net proceeds from the offering will be around $85,500 and we anticipate receiving the funds with the next several weeks. We anticipate using these funds towards production, marketing of our launch, and general and administrative expenses.

We plan to continue to raise more funds from accredited investors on the convertible notes we sold in 2016; however on similar terms to the Crowd Note offering (e.g. $3M valuation cap, 20% discount rate, 6% interest rate).

The acquisition of GoFish Cam tools and molds to create our product has a balance owing of $25,000 as well as spending $24,500 for testing and certifications.

Indebtedness

We are not subject to any outstanding loans or debts other than those identified its prior offerings of securities. We do anticipate incurring short-term debt to finance the acquisition of our initial inventory.

Recent trends

We note that the financial statements and condition of the Company in this Annual Report describe the financial condition of the Company prior to the commencement of selling the Company's core product, although we have provided our products to participants in our crowd funding efforts on Kickstarter and Indiegogo. To date, we have received pre-sales of just over $200,000.

Prior offerings of securities

Since we began its operations in 2015 and issued its common stock to its founders, the Company has engaged in the following offerings of securities:

- During, 2016, the Company raised $232,500 through the sale of its convertible promissory notes under Rule 506 of Regulation D. We have used the proceeds from that offering to support our business activities and engage in product development.

In addition, the Company intends to issue the following securities over the course of the next month:

- $5,000 of Crowd Notes under Rule 506 of Regulation D to SI Securities, LLC as part of SI Securities, LLC's compensation for its role as the intermediary for the Company's offering of Crowd Notes.
- $100,000 of Crowd Notes through the sale of its Crowd Notes under Regulation CF. We intend to use the proceeds as described in "Liquidity and Capital Resources".

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution with each share into which the note convert being worth less than before, and control dilution with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — This is based on the amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

What it means to be a minority holder?

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets or company transactions with related parties.

Transfer Restrictions – Regulation CF

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or in connection with the death or divorce of the purchaser

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

OTHER INFORMATION

CrowdCheck, Inc. provided compliance support to the Company in preparing this report.



FINANCIAL CERTIFICATION

I, Brandon Austin, certify that the financial statements of GoFish Cam, Inc. included in this Form are true and complete in all material respects.



_____
Brandon Austin, CEO

_____ April 30, 2017 _____
Date

GoFish Cam, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2016 and 2015

GOFISH CAM, INC.

TABLE OF CONTENTS

GOFISH CAM, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 30,535	$ 24,980
Total Current Assets	30,535	24,980
Non-Current Assets:		
Property and equipment, net	31,442	-
Intangible assets	17,780	-
Total Non-Current Assets	49,222	-
TOTAL ASSETS	$ 79,757	$ 24,980
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 3,513	$ -
Deferred revenue	9,742	-
Convertible note payable, current portion	10,000	-
Accrued interest on convertible note payable, current portion	595	-
Total Current Liabilities	23,850	-
Long-Term Liabilities:		
Convertible notes payable, net of current portion	222,500	-
Accrued interest on convertible notes payable, net of current portion	9,427	
Total Long-Term Liabilities	231,927	-
Total Liabilities	255,777	-
Members' Equity :	-	24,980
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par, 10,000,000 shares authorized, 5,526,316 and 0 shares issued and outstanding, 5,001,316 and 0 shares vested, as of December 31, 2016 and 2015, all respectively.	553	-
Additional paid-in capital	79,612	-
Accumulated Deficit	(256,185)	-
Total Stockholders' Equity (Deficit)	(176,020)	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 79,757	$ 24,980

No assurance is provided
See accompanying notes which are an integral part of these financial statements.

GOFISH CAM, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
**For the year ended December 31, 2016 and for the period from November 2, 2015
(inception) to December 31, 2015**

	2016	2015
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
Research & development	130,300	-
Compensation & benefits	70,132	-
General & administrative	31,678	-
Sales and marketing	14,033	-
Total Operating Expenses	246,143	-
Loss from operations	(246,143)	-
Other Income/(Expense):		
Interest expense	(10,042)	-
Total Other Income/(Expense)	(10,042)	-
Provision for income taxes	-	-
Net loss	$ (256,185)	$ -

No assurance is provided
See accompanying notes which are an integral part of these financial statements.

GOFISH CAM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2016 and for the period from November 2, 2015 (inception) to December 31, 2015

		Common Stock				
	Members' Equity	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at November 2, 2015 (inception)	$ -	-	$ -	-	$ -	$ -
Member contributions	24,980	-	-		-	24,980
Balance at December 31, 2015	24,980	-	-	-	-	24,980
Conversion to corporation	(24,980)	-	-	24,980	-	-
Common stock issuances	-	5,526,316	553	54,632	-	55,185
Net loss	-	-	-	-	(256,185)	(256,185)
Balance at December 31, 2016	$ -	5,526,316	$ 553	$ 79,612	$ (256,185)	$ (176,020)

No assurance is provided
See accompanying notes which are an integral part of these financial statements.

GOFISH CAM, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from November 2, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net loss	$ (256,185)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,808	-
Changes in operating assets and liabilities:		
Increase in accrued expenses	3,513	-
Increase in deferred revenue	9,742	-
Increase in accrued interest payable	10,022	-
Net Cash Used In Operating Activities	(230,100)	-
Cash Flows From Investing Activities		
Purchase of property and equipment	(34,250)	-
Cash paid for intangible assets	(17,780)	-
Net Cash Used In Investing Activities	(52,030)	-
Cash Flows From Financing Activities		
Proceeds from issuance of convertible note agreements	232,500	-
Proceeds from issuance of common stock	55,185	-
Contributions from members	-	24,980
Net Cash Provided By Financing Activities	287,685	24,980
Net Change In Cash	5,555	24,980
Cash at Beginning of Period	24,980	-
Cash at End of Period	$ 30,535	$ 24,980
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 20	$ -
Cash paid for income taxes	$ -	$ -

NOTE 1: NATURE OF OPERATIONS

GoFish Cam, Inc. (the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Delaware limited liability company on November 2, 2015 under the name GoFish Cam, LLC (the "LLC"). The LLC converted to a Delaware corporation on January 21, 2016. The Company was formed to develop an underwater action camera designed to sit on a fishing line and work with a mobile application.

As of December 31, 2016, the Company has not commenced planned principal operations of producing and selling its products. The Company's activities since inception have consisted of development activities, formation activities, and preparations to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables and no allowances.

Capital Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years.

Depreciation charges on property and equipment totaled $2,808 and $0, for the periods ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 34,250	$ -
Accumulated depreciation	(2,808)	-
Property and equipment, net	$ 31,442	$ -

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents and trademark applications and commences amortization over a patent's estimated useful life, typically 15 years, when a patent is successfully filed. During 2016, the Company capitalized $17,780 in patent and trademark related costs, resulting in intangible assets of $17,780 as of December 31, 2016. Since the patent has not yet been issued as of December 31, 2016, the Company has recorded no amortization expense for the year ended December 31, 2016 and will evaluate the capitalized costs for impairment in future periods depending on the outcome of the filing.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority tounadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

No assurance is provided

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2016.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $130,300 and $0 for the periods then ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company files U.S. federal and state income tax returns. The 2016 and 2015 tax returns hve not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $256,185 for the year ended December 31, 2016 and has not produced revenues to date. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: INCOME TAXES

From its November 2, 2015 inception until January 21, 2016 at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the January 21, 2016 conversion to a corporation, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $256,185 as of December 31, 2016. The Company pays Federal income taxes at a rate of approximately 34% to derive a net deferred tax asset of $87,103 as of December 31, 2016. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero

NOTE 5: STOCKHOLDERS' EQUITY

The Company was originally incorporated as a Delaware limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in January 2016, the Company authorized 10,000,000 shares of common stock at $0.0001 par value. As of December 31, 2016 and 2015, 5,526,316 and 0 shares of common stock were issued and outstanding, respectively.

In January 2016, the Company issued 5,250,000 shares of common stock at $0.0001 per share, resulting in total proceeds of $525. Certain of these stock issuances were conducted under terms of restricted stock purchase agreements and one restricted stock purchase agreement is subject to vesting terms ranging from immediate to four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2016, 5,001,316 shares had vested.

In August 2016, the Company issued 276,316 shares of common stock at $0.109 per share, resulting in total proceeds of $30,000. The stock purchase agreement stipulates that additional shares are to be issued to this stockholder to maintain its 5% ownership on the fully diluted capitalization of the Company until immediately prior to the first closing of the sale and issuance of the Company's capital stock or notes convertible into capital stock, in a future bona fide financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the Company's founders of not less than $200,000.

NOTE 6: CONVERTIBLE NOTES PAYABLE

During 2016, the Company issued $232,500 of convertible promissory notes (the "Notes"), $93,000 of such were non-cash, coming in the form of services to the Company. The Notes bear interest at 6% and mature on May 1, 2018, with the exception of one note for $10,000 of original principal, which matures on July 31, 2017.

Regarding $10,000 of these Notes, principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of at least $2,000,000. The conversion price on this automatic conversion feature is a 10% discount to the pricing in the qualified equity financing. Regarding $222,500 of these Notes, principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of at least $2,000,000. The conversion price on this automatic conversion feature is the lesser of: A) a 10-25% discount (varies by note agreement) to the pricing in the qualified equity financing; or, B) the price per share implied by a $3,000,000 valuation on the Company's fully diluted capitalization.

Regarding $10,000 of these Notes, principal and accrued interest are convertible into the Company's equity upon maturity (if conversion has not yet occurred) at the Company's election. If the Company makes such election, the Notes' are converted into the number of shares determined by the percentage of ownership on the Company's then outstanding shares of common stock derived from dividing the then outstanding principal and interest by the sum of $5,000,000 and the aggregate original principal and accrued interest on the notes issued by the Company (up to $1,000,000 authorized).

Regarding $212,500 of these Notes, principal and accrued interest are convertible into the Company's equity upon maturity (if conversion has not yet occurred) at each noteholder's election. If the noteholder makes such election, the Notes' are converted into the number of shares determined by the percentage of ownership on the Company's then outstanding shares of common stock derived from dividing the then outstanding principal and interest by the sum of $3,000,000 and the aggregate original principal and accrued interest on the notes issued by the Company (up to $1,000,000 authorized).

Total accrued and unpaid on the convertible notes was $10,022 as of December 31, 2016.

As of December 31, 2016, the convertible promissory notes had not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Convertible Notes

During 2017, the Company issued $15,000 in convertible promissory notes to three investors. The convertible promissory notes bear interest at 6% and mature in May 2018. The terms of the convertible promissory notes are similar to those discussed in Note 6.

Management's Evaluation

Management has evaluated subsequent events through April 27, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.